Mr Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

United States of America

Re:	Xyratex Ltd.
Form 20-F for the Fiscal Year Ended November 30, 2007
Filed February 20, 2008
File No. 000-50799

Dear Mr Kronforst

Thank you for your letter dated November 26, 2008 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended November 30, 2007 (the “2007 Form 20-F”) of Xyratex Ltd. (“Xyratex”) (File Number 000-50799 ).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicized text and have provided our response immediately following the each numbered comment.

Form 20-F for the Fiscal Year Ended November 30, 2007

1)              Your revenue recognition policy indicates that you provide installation and other services. Tell us how you considered Rule 5-03 of Regulation S-X with regard to separate disclosure of service revenues and cost of revenues.

We have not separately disclosed revenue or the related cost of revenue attributable to services as required by Rule 5-03 of Regulation S-X because the amounts are significantly less than one percent of total revenues for each period presented. We will be considering the materiality of this revenue when reviewing our revenue recognition policy wording in the preparation of our 2008 20-F.

2)              We note from disclosure in your business section that your arrangements may contain various types of software including firmware, system control and storage management software. Tell us how you considered whether your storage solutions fall within the scope of SOP 97-2.

We confirm that we have evaluated all of our products to determine whether the provisions of SOP 97-2 apply.

We advise the Staff that our storage subsystem products incorporate embedded firmware which provides certain of the functionality of the product including system control. This firmware, including that described as system control software, is executed by processors embedded in Application Specific Integrated Circuits mounted onto printed circuit boards inside the subsystem.

We believe the firmware and system control software incorporated into our storage subsystem products is incidental to the functionality of the products as a whole for the following reasons based on the guidance set out in paragraph 2 of SOP 97-2:

(i)          Software is not a significant focus of the Company’s marketing efforts. Our marketing efforts are centred on building and maintaining relationships with our key customers. We supply hardware components to these customers who then integrate these components with their own hardware and software to provide a solution to end users. This hardware will incorporate firmware embedded in electronic control devices as described above, but it is primarily the mechanical design and high speed electronics together with operational capability which enable these customer relationships. As described in the business section our development efforts are centred on providing modular, scalable, high speed high density and flexible data storage. These features primarily rely on mechanical design excellence relating to packaging, power supply, cooling and redundancy of components in conjunction with high speed electronics both within the system and to interface with other devices using a variety of different protocols. The documents and presentations we provide to our current and prospective customers centre on the core hardware functionality as well as manufacturing, supply chain management and logistics.

(ii)      No updates, upgrades or other support services are provided on the firmware or software component of the product. The Company sells its products with warranty terms of between one and three years under which the Company is obliged to either repair or replace defective products. We may from time to time provide warranty related firmware updates. These are “bug-fixes” which enable our products to perform to their original specifications and reduce the number of products which customers return during the warranty period. The Company does not provide its customers with the right to receive specified updates or enhancements to the firmware and system control software embedded in its products. The firmware does not function independently of the products and is therefore not licensed to competitors. The customer does not have access to this firmware, except in limited circumstances during product development, and the Company is required to carry out any maintenance or troubleshooting in support of its warranty obligations in relation to the product.

(iii)  The company does not incur significant costs that are within the scope of FASB Statement No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. The Company’s product development efforts relating to storage subsystem products are focused primarily on certain core hardware technology components as described in (i). The Company supplementally advises the Staff that firmware and software development costs amounted to approximately 12% of total development costs of these products in our 2007 fiscal year.

In addition to firmware we also provide storage management software. This software is only required by some of our smaller customers. We believe that this software is incidental to the related products since it also meets the three criteria above. We supplementally advise the Staff that revenue relating to this software was less than 0.1% of total revenues in our 2007 fiscal year. We will amend the description of our Research and Development activities in our 2008 20-F to clarify that the development of storage management software is relatively insignificant in the context of our overall Research and Development efforts.

Xyratex acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F, and that Xyratex may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Please address any additional comments to the undersigned via facsimile on 011 44 2392 453654. If you have any questions regarding the foregoing, do not hesitate to contact Richard Pearce, Chief Financial Officer on 011 44 2392 496331.

Respectfully submitted,

Steve Barber

Chief Executive Officer

Xyratex Ltd